                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

   (Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
                 [ ] Form N-SAR

                    For Period Ended:  December 31, 2001
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended:
                                                    ----------------------------

  Read Instruction(on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

   PART I -- REGISTRANT INFORMATION

   TeraForce Technology Corporation
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   Full Name of Registrant

   N/A
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   Former Name if Applicable

   1240 East Campbell Road
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   Address of Principal Executive Office (Street and Number)

   Richardson, Texas  75081
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   City, State and Zip Code

   PART II -- RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]          (b)    The subject annual report, semi-annual report,
                         transition report on Form 10-K, Form 20-F, 11-K, or
                         Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

   PART III -- NARRATIVE

   State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

         The Company is in the process of discussions relating to a financial restructuring, and the outcome of these discussions will materially affect the financial statements and other disclosures to be made in the Form 10-K. Delaying the filing of the Form 10-K will allow the Company to make more meaningful disclosures that take into account the ramifications of the financial restructuring.

                                                                 SEC 1344 (2-99)



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   PART IV -- OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

             Robert P. Capps           (469)                   330-4960
         --------------------   --------------------    ---------------------
                (Name)               (Area Code)          (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A


                        TeraForce Technology Corporation
           ----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

       has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


   Date: April 1, 2002                              By:  /s/ Robert P. Capps
                                                       -------------------------
                                                       Robert P. Capps
                                                       Executive Vice President
                                                       and Chief Financial
                                                       Officer

   INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

   1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

   2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

   3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

   4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

   5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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Attachment A.

For the fourth quarter of 2001 the Company reported a net loss of $5,552,000 ($0.06 per share) as compared to a net loss of $15,703,000 ($0.18 per share) in the fourth quarter of 2000. For the full year 2001 the net loss amounted to $21,549,000 ($0.25 per share) versus a net loss for 2000 of $29,572,000 ($0.37 per share). The amounts reported include a loss of $956,000 from the disposal of the Company's engineering design services business which was sold to Flextronics International, Ltd. in January 2002. The reported results do not include the effect of the settlement of the Company's litigation against Cadence Design Systems, Inc. In March, 2002 the Company received a net payment of $6,300,000 from this settlement and expects to report such amount in the first quarter of 2002 as income from the settlement.

The sale of the engineering design services business constitutes a disposal of a business segment under generally accepted accounting principles and that business has been accounted for as a discontinued operation as of December 31, 2001. Accordingly, the following results from continuing operations do not include amounts related to the engineering design services business for any period. For the three months ended December 31, 2001 the loss from continuing operations was $3,345,000 on revenues of $951,000 as compared to a loss in the same period of 2000 of $16,042,000 on revenues of $3,210,000. For the full year 2001 the loss from continuing operations was $17,181,000 on revenues of $6,822,000. For all of 2000 the loss from continuing operations was $28,790,000 on revenues of $11,748,000. Results from continuing operations include amounts related to the Company's OmniLynx product line that was sold in August of 2001.

                TERAFORCE TECHNOLOGY CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Operations
                    (Thousands of dollars, except share data)

                                                  Years ended
                                                  December 31,
                                               --------------------
                                                 2001        2000
                                               --------    --------
Net revenue                                    $  6,822    $ 11,748
Cost of revenue                                   7,961      13,253
                                               --------    --------
             Gross profit (loss)                 (1,139)     (1,505)
                                               --------    --------
Expenses:
   Engineering and development                    5,096       5,258
   Selling and administrative                     8,670      13,266
   Asset write-downs                                 --       9,251
   Costs related to sale of assets                2,101          --
                                               --------    --------
                                                 15,867      27,775
                                               --------    --------
             Operating loss                     (17,006)    (29,280)
                                               --------    --------
Other income (expense):
   Earnings of unconsolidated affiliate              34          --
   Interest expense                                (262)       (798)
   Interest income and other, net                    53       1,288
                                               --------    --------
                                                   (175)        490
                                               --------    --------
             Loss from continuing operations    (17,181)    (28,790)

   Income (loss) from discontinued
     operations                                  (3,412)       (782)
   Loss on disposal of discontinued
     operations                                    (956)         --
                                               --------    --------
        Net loss                                (21,549)    (29,572)
   Dividends on preferred stock                      --         966
                                               --------    --------
Loss allocable to common stockholders          $(21,549)   $(30,538)
                                               ========    ========
Basic and diluted loss per share:

   Continuing operations                       $  (0.20)   $  (0.36)
   Discontinued operations                        (0.05)      (0.01)
                                               --------    --------
     Net loss per share                        $  (0.25)   $  (0.37)
                                               ========    ========
Weighted average number of common
 shares outstanding (thousands)                  86,354      83,229
                                               ========    ========